Exhibit 10.5

December 18, 2018

Eric S. Yuan

Re: Employment Terms

Dear Eric:

You and Zoom Video Communications, Inc. (“Zoom”) previously entered into an Employment, Confidential Information and Assignment of Creative Works Agreement and Zoom’s Binding Arbitration Policy. This letter agreement confirms the terms of your employment with Zoom:

1.

Position. You will serve as President, Chief Executive Officer and Chairman of the Board of Directors (the “Board”) of Zoom, and you will report to the Board. This is a full-time exempt position. While you render services to Zoom, you will not engage in any other employment, consulting or other business activity (whether full-time or part-time) that would create a conflict of interest with Zoom. By signing this letter agreement, you confirm that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for Zoom.

2.	Cash Compensation. Zoom will pay you a salary at the rate of $300,000 per year, payable in accordance with Zoom’s standard payroll schedule.

3.

Employee Benefits. As a regular Zoom employee, you will be eligible to participate in a number of company-sponsored benefits offered to employees from time to time, subject to the terms and conditions of the applicable plans and policies.

4.

Equity and Change in Control Severance Benefits. You were granted certain options to purchase shares of Zoom common stock and/or other equity instruments (as applicable, the “Awards”), pursuant to Zoom’s Global Share Plan, as amended from time to time (the “Plan”), and option or award agreement grant documents thereunder (collectively, the “Equity Grant Documents”). Your Awards will continue to be governed by the Plan and the Equity Grant Documents.

Should (1) Zoom be subject to a Change in Control before you cease to be a Service Provider (as defined in the Plan) and (2) you be subject to an Involuntary Termination upon or within one year following the effective date of such Change in Control (such events in (1) and (2), the “CIC Termination”), then Zoom will accelerate the vesting of any then outstanding Awards and any other then-outstanding subsequent equity compensation awards granted to you under the Plan or a successor plan thereto prior to the date of such CIC Termination (“Subsequent Awards”) such that 100% of your then-outstanding Awards and Subsequent Awards (if applicable) will be deemed immediately vested and exercisable (as applicable) as of your Involuntary Termination date.

In addition, should a CIC Termination occur, you will receive as severance benefits:

(a)

A lump sum cash payment equal to six months of your then-current base salary, ignoring any decrease in base salary that would form the basis for your right to Resignation for Good Reason, if any, paid in a lump sum no later than the earliest of (i) 30 days following the effective date of the Release and (ii) March 15 of the year following the year in which your CIC Termination occurs.

(b)

if you timely elect continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), Zoom will pay your COBRA premiums to continue your coverage (including coverage for your eligible dependents, if applicable) through the end of the six-month period following your CIC Termination (the “COBRA Premium Period”); provided, however, that the payment of such COBRA premiums will immediately cease if during the COBRA Premium Period you become eligible for group health insurance coverage through a new employer or you cease to be eligible for COBRA continuation coverage for any reason, including plan termination. In the event you become covered under another employer’s group health plan or otherwise cease to be eligible for COBRA during the COBRA Premium Period, you must immediately notify Zoom of such event. Notwithstanding the foregoing, if Zoom determines, in its sole discretion, that it cannot pay the COBRA premiums without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), regardless of whether you or your dependents elect or are eligible for COBRA coverage, Zoom will instead shall pay to you, on the first day of each calendar month during the COBRA Premium Period, a fully taxable cash payment equal to the applicable COBRA premiums for that month, subject to required payroll deductions and withholdings (such amount, the “Special Cash Payment”), for the remainder of the COBRA Premium Period. You may, but are not obligated to, use such Special Cash Payments toward the cost of COBRA. For purposes of this Section 4(b), (i) references to COBRA shall be deemed to refer also to analogous provisions of state law and (ii) any applicable insurance premiums that are paid by Zoom shall not include any amounts payable by you under an Internal Revenue Code Section 125 health care reimbursement plan, which amounts, if any, are your sole responsibility.

The receipt of any cash and COBRA premium benefits provided in this Section 4 is subject to (i) your continued compliance with the terms of this and your other agreements with Zoom, and (ii) you timely executing, and delivering to Zoom a general release of claims in such form as provided by Zoom to you on or prior to the date of your CIC Termination (the “Release”) within the time period set forth therein, and not revoking such Release so that it becomes effective within the time period specified therein, but no later than 60 days following your CIC Termination. The form of required Release will be consistent with the terms of this letter and impose no material obligations on you other than a general release of claims and mutual non-disparagement.

For purposes of this offer letter agreement, the following definitions shall apply:

•

“Cause” means your: (a) unauthorized use or disclosure of Zoom’s confidential information or trade secrets, which use or disclosure causes or could cause material harm to Zoom, (b) material breach of any agreement between you and Zoom, (c) material failure to comply with Zoom’s written policies or rules, (d) conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any State, (e) gross negligence or willful misconduct, (f) willful and continuing failure to perform assigned duties after receiving written notification of the failure from Zoom’s Board of Directors, or (g) failure to cooperate in good faith with a governmental or internal investigation of Zoom or its directors, officers or employees, if Zoom has requested your cooperation.

•

“Change in Control” means: (a) the consummation of a merger or consolidation of Zoom with or into another entity, or any corporate reorganization in which the stockholders of Zoom immediately prior to such merger, consolidation or reorganization own less than fifty percent (50%) of the voting power of the surviving entity immediately after such consolidation, merger or reorganization, (b) a sale or other disposition of all or substantially all of the assets of Zoom, or (c) the dissolution, liquidation or winding up of Zoom. The foregoing notwithstanding, a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by Zoom or indebtedness of Zoom is cancelled or converted or a combination thereof.

•	“Involuntary Termination” means either (a) your Termination Without Cause or (b) your Resignation for Good Reason.

•	“Resignation for Good Reason” means a Separation from Zoom as a result of your resignation within 12 months after one of the following conditions has come into existence without your consent:

•	A reduction in your base salary by more than 5%;

•

Any material breach by Zoom of any material written agreement between you and Zoom; provided, that, the foregoing shall not include (i) any agreement that is among Zoom, you and any third party or parties or (ii) Zoom’s written policies or rules;

•

A material diminution of your authority, duties or responsibilities (provided, however, that a change in job position, including a change in title, shall not be deemed a “material diminution” in and of itself unless your new duties are materially reduced from the prior duties); or

•	A relocation of your principal workplace to a place that increases your one-way commute by more than 40 miles as compared to your then-current principal workplace immediately prior to such relocation.

A Resignation for Good Reason will not be deemed to have occurred unless you give Zoom written notice of the condition setting forth the basis for your resignation within 90 days after the condition comes into existence and Zoom fails to remedy the condition within 30 days after receiving your written notice.

•	“Separation” means a “separation from service,” as defined in the regulations under Section 409A of the Code.

•

“Termination Without Cause” means a Separation as a result of a termination of your employment by Zoom without Cause (and other than as a result of your death or disability), provided you are willing and able to continue performing services within the meaning of Treasury Regulation 1.409A-1(n)(1).

References in this Section to Zoom shall refer to any successor entity to Zoom following a Change in Control.

5.

Employment Relationship. Employment with Zoom is for no specific period of time. Your employment with Zoom will be “at will,” meaning that either you or Zoom may terminate your employment at any time and for any reason, with or without cause or advance notice. Any contrary representations that may have been made to you are superseded by this letter agreement. This is the full and complete agreement between you and Zoom on this term. Although your job duties, title, work location, compensation and benefits, as well as Zoom’s personnel policies and procedures (which you are expected to abide by), may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of Zoom (other than you).

6.

Taxes. All forms of compensation referred to in this letter agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions. You agree that Zoom does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against Zoom or its Board of Directors related to tax liabilities arising from your compensation.

7.

Section 409A. It is intended that all of the benefits and other payments payable under this letter agreement satisfy, to the greatest extent possible, an exemption from the application of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the treasury regulations thereunder and any state law of similar effect (collectively, “Section 409A”), and this letter agreement will be construed to the greatest extent possible as consistent with those provisions, and to the extent no so exempt, this letter agreement (and any definitions hereunder) will be construed in a manner that complies with Section 409A, and any ambiguities herein shall be interpreted accordingly. Specifically, the severance benefits under this letter agreement are intended to satisfy the exemptions from application of Section 409A provided under Treasury Regulations Sections 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9) and each installment of severance benefits, if any, is a separate “payment” for purposes of Treasury Regulations Section 1.409A-2(b)(2)(i). However, if such exemptions are not available and you are, upon Separation, a “specified employee” for purposes of Section 409A, then, solely to the extent necessary to avoid adverse personal tax consequences under Section 409A, the timing of the severance benefits payments shall be delayed until the earlier of (i) six (6) months and one day after your Separation, or (ii) your death. Severance benefits shall not commence until you have a Separation. If severance benefits are not covered by one or more exemptions from the application of Section 409A and the Release could become effective in the calendar year following the calendar year in which your Separation occurs, the Release will not be deemed effective, for purposes of payment of severance benefits, any earlier than the first day of the second calendar year. Except to the minimum extent that payments must be delayed because you are a “specified employee” or until the effectiveness of the Release, all severance amounts will be paid as soon as practicable in accordance with this letter agreement and Zoom’s normal payroll practices.

8.

Parachute Payments. If any payment or benefit you will or may receive from Zoom or otherwise (a “Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such Payment shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for you. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).

Notwithstanding any provisions in this Section above to the contrary, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A that would not otherwise be subject to taxes pursuant to Section 409A, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A as follows: (A) as a first priority, the modification shall preserve to the greatest extent possible, the greatest economic benefit for you as determined on an after-tax basis; (B) as a second priority, Payments that are contingent on future events (e.g., being terminated without Cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (C) as a third priority, Payments that are “deferred compensation” within the meaning of Section 409A shall be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A.

Zoom shall appoint a nationally recognized accounting or law firm to make the determinations required by this Section. Zoom shall bear all expenses with respect to the determinations by such accounting or law firm required to be made hereunder. If you receive a Payment for which the Reduced Amount was determined pursuant to clause (x) above and the Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, you agree to promptly return to Zoom a sufficient amount of the Payment (after reduction pursuant to clause (x) above) so that no portion of the remaining Payment is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount was determined pursuant to clause (y) above, you shall have no obligation to return any portion of the Payment pursuant to the preceding sentence.

9.

Interpretation, Amendment and Enforcement. This letter agreement, together with your Employment, Confidential Information and Assignment of Creative Works Agreement and Zoom’s Binding Arbitration Policy, constitutes the complete and exclusive statement of your employment agreement with Zoom, and supersedes any prior agreements, representations or understandings (whether written, oral or implied) between you and Zoom regarding these subject matters. Modifications or amendments to this letter agreement, other than those changes expressly reserved to Zoom’s discretion in this letter, must be made in a written agreement signed by you and a duly authorized officer of Zoom (other than you). If any provision of this offer letter agreement is determined to be invalid or unenforceable, in whole or in part, this determination shall not affect any other provision of this letter agreement and the provision in question shall be modified so as to be rendered enforceable in a manner consistent with the intent of the parties insofar as possible under applicable law.

This letter agreement shall be binding upon any entity or person who is a successor by merger, acquisition, consolidation or otherwise to the business formerly carried on by Zoom without regard to whether or not such entity or person actively assumes the obligations hereunder and without regard to whether or not a Change in Control occurs.

You may indicate your agreement with these terms by signing and dating this letter agreement and returning it to me. If you have any questions, please contact me.

Sincerely,

/s/ Dan Scheinman
Dan Scheinman
Member of the Compensation Committee of the Board of Directors

Accepted and Agreed:

/s/ Eric Yuan	12/18/2018
Eric S. Yuan	Date